Volaris Reports October 2025 Traffic Results:
Load Factor of 86%

Mexico City, Mexico, November 5, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its October 2025 preliminary traffic results.

In October, Volaris’ ASM capacity increased 1.1%, while RPMs for the month declined 0.6%. Mexican domestic RPMs decreased 1.9%, while international RPMs rose 1.4%. Consolidated load factor decreased by 1.5 percentage points year-over-year to 85.9%. During the month, Volaris transported 2.6 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “Our October results reflect strong travel sentiment, as we continue to see sequential improvement across our network, consistent with the trends shared in our third-quarter earnings call. Domestic demand remains healthy and aligned with historical seasonality. In the cross-border market, current booking trends support our view that we are at an inflection point and sales are returning to levels similar to last year. We remain focused on disciplined execution as we close out the year, positioning us well to continue delivering sustainable value.”

	October 2025	October 2024	Variance	YTD October 2025	YTD October 2024	Variance
RPMs (million, scheduled & charter)
Domestic	1,520	1,549	(1.9%)	15,373	14,949	2.8%
International	972	959	1.4%	9,553	9,269	3.1%
Total	2,493	2,509	(0.6%)	24,926	24,217	2.9%
ASMs (million, scheduled & charter)
Domestic	1,670	1,685	(0.9%)	17,290	16,522	4.7%
International	1,231	1,185	3.8%	12,300	11,408	7.8%
Total	2,901	2,870	1.1%	29,590	27,930	5.9%
Load Factor (%, RPMs/ASMs)
Domestic	91.0%	92.0%	(0.9) pp	88.9%	90.5%	(1.6) pp
International	79.0%	80.9%	(1.9) pp	77.7%	81.2%	(3.6) pp
Total	85.9%	87.4%	(1.5) pp	84.2%	86.7%	(2.5) pp
Passengers (thousand, scheduled & charter)
Domestic	1,874	1,880	(0.3%)	18,762	17,839	5.2%
International	679	657	3.2%	6,594	6,322	4.3%
Total	2,553	2,537	0.6%	25,357	24,162	4.9%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

VFR: Visiting Friends and Relatives.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 224 and its fleet from 4 to 153 aircraft. Volaris offers around 500 daily flight segments on routes that connect 44 cities in Mexico and 30 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.